EXHIBIT 21.1

SUBSIDIARIES OF MERCER INTERNATIONAL INC.

In accordance with Item 601(b)(21) of Regulation S-K, the following list excludes certain subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as defined in Rule 1-02(w) of Regulation S-X.

Name of Subsidiary (1)	State or Other Jurisdiction of Incorporation or Organization
Mercer Rosenthal GmbH	Germany
Mercer Stendal GmbH	Germany
Mercer Timber Products GmbH	Germany
Mercer Holz GmbH Mercer Torgau GmbH & Co. KG	Germany Germany
Mercer Celgar Limited Partnership	Canada
Mercer Peace River Pulp Ltd.	Canada
Mercer Spokane LLC	Washington State
Mercer Conway Ltd.	Delaware
(1) All the subsidiaries are conducting business under their own names.